Exhibit 99.77Q2

COMPLIANCE WITH SECTION 16 (a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 and Section 30(h) of the Investment Company Act of 1940 require Oxford Lane Capital Corp.’s (the “Fund”) directors, officers and persons who beneficially own more than 10 percent of the Fund’s shares of common stock to file reports of ownership of the Fund’s shares of common stock and changes in such ownership on Forms 3, 4, and 5 with the Securities and Exchange Commission (“SEC”). Such persons are required by SEC regulations to furnish the Fund with copies of all such filings. Based solely upon a review of the copies of such forms furnished, the Fund does not know of any director, officer or person who beneficially owns more than 10 percent of the Fund’s shares of common stock who, during the Fund’s last fiscal year, failed to file on a timely basis the required reports.